Kiwa Bio-Tech Products Group Corporation

310 N. Indian Hill Boulevard #702

Claremont, California 91711

June 18, 2014

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Kiwa Bio-Tech Products Group Corporation

Form 10-K for the year ended December 31, 2013

Filed March 31, 2014

File No. 0-33167

Dear Ms. Cvrkel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Kiwa Bio-Tech Products Group Corporation (the “Company”) dated June 5, 2014.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Annual Report on Form 10-K for the year ended December 31, 2013

Note 8. Convertible Notes Payable, page F-14

1.	We note the disclosure on page F-16 which indicates that during 2013, the Company recorded a gain from the restructure of convertible notes of $4,953,880. We also note that the recognition of this gain resulted from entering into a settlement agreement and release with four of the Purchasers of the Company’s 6% and 2% Notes. We further note that pursuant to the terms of the release, the Company paid the four purchasers $75,000 for a full release, including the forgiveness of past defaults of unpaid principal amounts, interests and penalties. Please describe in detail the current relationship between the Company and the note holders whose obligations were settled as a result of the payment and related settlement and release agreements, including whether these parties were shareholders at the time of the transaction and if so, the percentage interest in the Company which they held. Also, please explain in further detail how you calculated or determined the amount of the gain on restructure that was recognized in your financial statements in connection with the release and settlement. Your response and your revised disclosure should clearly explain the amount of principal, interest and penalties that were forgiven as a result of this transaction.

Kiwa Bio-Tech Products Group Corporation

310 N. Indian Hill Boulevard #702

Claremont, California 91711

June 18, 2014

Response:

On June 29, 2006, Kiwa Bio-Tech Products Group Corporation (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with six institutional investors (collectively, the “Purchasers”) for the issuance and sale of (1) 6% secured convertible notes, due three years from the date of issue, in the aggregate principal amount of U.S. $2,450,000 (the “Notes”), convertible into shares of the Company’s common stock (the “Conversion Shares”), and (2) warrants (the “Warrants”) to purchase 12,250,000 shares of the Company’s common stock.

On January 31, 2008, the Company entered into three Callable Secured Convertible Notes Agreements (“2% Notes”) with four of the Company’s 6% Notes purchasers converting their unpaid interest of $112,917 in total, into principal with an interest rate of 2% per annum, which fell due on January 31, 2011.

In 2013, the Company was approached by certain “Joint Liquidators” acting on behalf of the bankruptcy estate of all of the Purchasers. The Company was informed by the Liquidators that the Purchasers had filed for bankruptcy and that the Liquidators were now seeking to collect on the outstanding balance on behalf of the bankruptcy estate. Acting through Company counsel, the Company was able to negotiate a settlement whereby the Company was granted a release in exchange for a significantly reduced one-time payment to the bankruptcy estate.

On August 12, 2013, the Company entered into a Settlement Agreement and Release (the “Release”) with the bankruptcy estate of the Purchasers. Pursuant to the terms of the Release, the Company paid the bankruptcy estate $75,000 for a full release, including the forgiveness of past defaults of unpaid principal amounts, interest and penalties.

Kiwa Bio-Tech Products Group Corporation

310 N. Indian Hill Boulevard #702

Claremont, California 91711

June 18, 2014

To the knowledge of the Company, the Purchasers were not shareholders of the Company at the time the Release was executed. To the Company’s knowledge, the Purchasers were not related parties of the Company at any time.

Table below presents the total amount of gain recognized in connection with this transaction.

Obligation settled	Amount (in USD)
Principal of 6% Notes	1,367,921
Principal of 2% Notes	112,917
Accrued interests	1,077,680
Accrued penalty	2,470,362
Less amount paid	(75,000)
Total	4,953,880

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Mark Crone, Company counsel, at (212) 574-8131.

Sincerely,

/s/ Steven Ning Ma

Steven Ning Ma

Chief Financial Officer

Enclosures

CC:	Mark Crone

Crone Kline Rinde